November 22, 2024

Nabeel Syed
Co-Chief Executive Officer
Dome Capital, LLC
10006 Cross Creek Blvd #103
Tampa FL 33647

       Re: Dome Capital, LLC
           Amendment No. 5 to Draft Offering Statement on Form 1-A Submitted November 8, 2024
           CIK No. 0001988836
Dear Nabeel Syed:

     We have reviewed your amended draft offering statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 28,
2024 letter.

Amendment No. 5 to Draft Offering Statement on Form 1-A
Cover Page

1. We note your response to prior comment 2. We note that you will accept or reject a subscription within 15 days. However, we note that a closing will occur upon the earlier to occur of receiving the maximum offering, at the discretion of the manager, or at one week prior to 3 months of the offering commencing. We note that you still may not have sufficient funds to acquire the property at that time. Please provide clear disclosure what will occur if you do not achieve the maximum offering amount for a particular series by the time of the closing of the series offering. Please clarify whether the company could terminate an offering without a closing, even though it has accepted subscriptions. In this regard, we again note it is unclear how this offering is a no minimum offering in light of these terms. Please also reconcile the
 November 22, 2024
Page 2

      terminations, as you reference two different dates, and one of those dates appears to be the same as the time period for closings.
       Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Rajiv Radia, Esq.